SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Autolus Therapeutics plc
(Name of Issuer)

Ordinary shares, nominal value $0.000042 per share
(Title of Class of Securities)

05280R100**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the Company’s American Depositary Shares, each representing one Ordinary Share, is 05280R100.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tetragon Financial Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 05280R100	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tetragon Financial Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 05280R100	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Patrick G. G. Dear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 05280R100	13G/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Reade E. Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 Ordinary Shares (represented by 8,000,000 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 05280R100	13G/A	Page 6 of 9 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Autolus Therapeutics plc (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at The Mediaworks, 191 Wood Lane, London W12 7FP United Kingdom.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Tetragon Financial Group Limited (“Tetragon”), a Guernsey company, with respect to the Shares (as defined in Item 2(d)) represented by American Depositary Shares (“ADSs”) directly and beneficially owned by it;

(ii)

Tetragon Financial Management L.P. (“Tetragon Manager”), a Delaware limited partnership, as the investment manager of Tetragon, with respect to the Shares represented by ADSs directly and beneficially owned by Tetragon;

(iii)	Patrick G. G. Dear (“Mr. Dear”), as principal to Tetragon Manager, with respect to the Shares represented by ADSs directly and beneficially owned by Tetragon; and
(iv)	Reade E. Griffith (“Mr. Griffith”), as principal to Tetragon Manager, with respect to the Shares represented by ADSs directly and beneficially owned by Tetragon.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares represented by ADSs reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal office of each of Tetragon, Mr. Dear and Mr. Griffith is c/o TFG Asset Management UK LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of Tetragon Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP:

Tetragon is a company organized under the laws of Guernsey. Tetragon Manager is a Delaware limited partnership. Messrs. Dear and Griffith are citizens of the United Kingdom.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, nominal value $0.000042 per share (the “Shares”).

CUSIP No. 05280R100	13G/A	Page 7 of 9 Pages

Item 2(e).	CUSIP NUMBER:

The Ordinary Shares have no CUSIP number. The CUSIP number for the Company’s American Depositary Shares, each representing one Ordinary Share, is 05280R100.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G/A are calculated based upon 173,989,157 Shares outstanding as of November 9, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 05280R100	13G/A	Page 8 of 9 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05280R100	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATE: January 31, 2024

TETRAGON FINANCIAL GROUP LIMITED

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

TETRAGON FINANCIAL MANAGEMENT L.P.

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

/s/ Patrick G.G. Dear
PATRICK G.G. DEAR

/s/ Reade E. Griffith
READE E. GRIFFITH